Pricing Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-235338

Issuer Free Writing Prospectus dated January 7, 2020

Relating to Preliminary Prospectus Supplement dated December 4, 2019

JD.COM, INC.

Pricing Term Sheets

3.375% Notes due 2030 (the “2030 Notes”)

Issuer:	JD.com, Inc.
Principal Amount:	US$700,000,000
Maturity Date:	January 14, 2030
Coupon (Interest Rate):	3.375%
Public Offering Price:	99.680% of face amount
Ranking:	Senior unsecured
Format:	SEC registered
Listing:	SGX-ST
Minimum Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof
Yield to Maturity:	3.413%
Spread to Benchmark Treasury:	1.600%
Benchmark Treasury:	T 1.75 11/15/29
Benchmark Treasury Yield:	1.813%
Interest Payment Dates:	January 14 and July 14, commencing July 14, 2020
Interest Payment Record Dates:	December 29 and June 29
Optional Redemption:

Make-whole call at any time prior to October 14, 2029 at a redemption price equal to the greater of 100% and a discount rate of the Treasury Yield plus 25 basis points

Par call at any time from or after October 14, 2029 at a redemption price equal to 100%

Trade Date:	January 7, 2020
Settlement Date:	January 14, 2020
CUSIP / ISIN:	47215P AE6 / US47215PAE60
Expected Ratings*:	Moody’s: Baa2; S&P: BBB
Joint Bookrunners:	BofA Securities, Inc. UBS AG Hong Kong Branch[1]
Joint Lead Managers:	BofA Securities, Inc. UBS AG Hong Kong Branch The Hongkong and Shanghai Banking Corporation Limited
Co-Managers:	Bank of China Limited DBS Bank Ltd.[2] Jefferies LLC Standard Chartered Bank[3]

4.125% Notes due 2050 (the “2050 Notes”)

Issuer:	JD.com, Inc.
Principal Amount:	US$300,000,000
Maturity Date:	January 14, 2050
Coupon (Interest Rate):	4.125%
Public Offering Price:	98.980% of face amount
Ranking:	Senior unsecured
Format:	SEC registered
Listing:	SGX-ST
Minimum Denomination:	US$200,000 and integral multiples of US$1,000 in excess thereof

[1]	UBS AG is incorporated in Switzerland with limited liability.
[2]	DBS Bank Ltd. is incorporated under the laws of Singapore and whose members’ liability is limited.
[3]	Standard Chartered Bank is incorporated with limited liability in England by Royal Charter.

Yield to Maturity:	4.185%
Spread to Benchmark Treasury:	1.893%
Benchmark Treasury:	T 2.25 08/15/49
Benchmark Treasury Yield:	2.292%
Interest Payment Dates:	January 14 and July 14, commencing July 14, 2020
Interest Payment Record Dates:	December 29 and June 29
Optional Redemption:

Make-whole call at any time prior to July 14, 2049 at a redemption price equal to the greater of 100% and a discount rate of the Treasury Yield plus 30 basis points

Par call at any time from or after July 14, 2049 at a redemption price equal to 100%

Trade Date:	January 7, 2020
Settlement Date:	January 14, 2020
CUSIP / ISIN:	47215P AF3 / US47215PAF36
Expected Ratings*:	Moody’s: Baa2; S&P: BBB
Joint Bookrunners:	BofA Securities, Inc. UBS AG Hong Kong Branch
Joint Lead Managers:	BofA Securities, Inc. UBS AG Hong Kong Branch The Hongkong and Shanghai Banking Corporation Limited
Co-Managers:	Bank of China Limited DBS Bank Ltd. Jefferies LLC Standard Chartered Bank

*	A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each rating should be evaluated independently of any other rating.

We expect that delivery of the notes will be made against payment thereof on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next two succeeding business day should consult their own advisor.

We estimate that the net proceeds (after underwriting discounts and commissions and estimated net offering expenses) from the sale of the notes will be approximately US$988.3 million. We plan to use the net proceeds from the sale of the notes for general corporate purposes and refinancing.

The pricing term sheets should be read in conjunction with the prospectus dated December 3, 2019, as supplemented by the preliminary prospectus supplement dated December 4, 2019 (the “Prospectus Supplement”), relating to this offering.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling BofA Securities, Inc. located at One Bryant Park, New York, New York, 10036 toll free at +1 (800) 294-1322, UBS Securities LLC located at 677 Washington Boulevard, Stamford, Connecticut 06901 at +1 (203) 719-1088 and HSBC Securities (USA) Inc. located at 452 Fifth Avenue, NY, NY 10018 toll free at +1 (866) 811-8049.

Section 309B(1) Notification—In connection with Section 309B of the Securities and Futures Act, Chapter 389 of Singapore, as modified or amended from time to time (the “SFA”) and the Securities and Futures (Capital Markets Products) Regulations 2018 (the “CMP Regulations 2018”), the Issuer has determined, and hereby notifies all persons (including relevant persons (as defined in Section 309A(1) of the SFA)) that the notes are prescribed capital markets products (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

No PRIIPs Key Information Document (KID) has been prepared as not available to retail in EEA.

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